SingTel

07021309

12 February 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SEC MAIL RECEIVED PROCESSING
FEB 26 2007
WASH. D.C. 186 SECTION

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 5 February 2007 to 9 February 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

Encs

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

dw 2/27

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	07-Feb-2007 12:32:24
Announcement No.	00021

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release - Record increase in subscribers sees SingTel's regional mobile subscriber base reaching 112 million
Description	
Attachments:	NR7Feb07.pdf Total size = **108K** (2048K size limit recommended)

SingTel

News Release

Record increase in subscribers sees SingTel's regional mobile subscriber base reaching 112 million

Three consecutive quarters of record subscriber growth achieved

Singapore, 7 February 2007 -- Singapore Telecommunications Limited (SingTel) today announced that the aggregate number of mobile subscribers in the region, including its associates, exceeded 112 million as at 31 December 2006.

Compared to the previous quarter, this was an increase of 11.5 million customers. It is the highest quarterly growth in mobile numbers registered by the SingTel Group. It also marks the third consecutive quarter that regional mobile subscribers have increased at a record pace.

Compared to a year ago, the combined mobile subscriber base of SingTel, SingTel Optus and the Group's five regional associates grew 44 per cent.

On a proportionate basis, SingTel's subscriber base in the seven markets – Australia, Bangladesh, India, Indonesia, the Philippines, Singapore and Thailand – increased 38 per cent from a year ago to more than 42 million.

The strongest growth came again from Bharti and Telkomsel. As at 31 December 2006, Bharti's total mobile subscriber base was 32 million. It added another record 4.9 million net mobile subscribers in the quarter. On a year-on-year basis, this is a record subscriber growth of 96 per cent. Telkomsel added 3.1 million in net new subscribers in the quarter. Its total mobile subscriber base of 35.6 million represents an increase of 47 per cent increase compared to a year ago.

SingTel Optus continued to defend its market position successfully in Australia. It added 76,000 customers for the quarter, increasing its mobile customer base to 6.68 million. This was a 6 per cent rise year-on-year. As of 31 December 2006, there were 276,000 subscribers provisioned with 3G services.

In Singapore, SingTel had 1.76 million mobile customers as at 31 December 2006, which represented a quarterly increase of 66,000. The number of 3G subscribers reached 367,000. This was a strong increase of more than six times from a year ago and 42% from a quarter ago. The increased affordability of 3G handsets and aggressive handset subsidies offered during the year-end festive promotion period contributed to the strong growth in the quarter.

SingTel

At a glance

	Aggregate Subscriber Base (million)			SingTel's Proportionate Subscriber Base (million)		
	Dec 06	Sep 06	Dec 05	Dec 06	Sep 06	Dec 05
Optus	6.68	6.60	6.30	6.68	6.60	6.30
SingTel	1.77	1.70	1.62	1.77	1.70	1.62
SingTel's regional associates	103.83	92.47	69.87	33.70	30.08	22.66
Total	**112.28**	**100.77**	**77.79**	**42.14**	**38.38**	**30.58**

More details of the market and financial performance of the seven mobile operations will be available when SingTel announces its results for the third quarter and nine months ended 31 December 2006 on 8 February 2007.

About SingTel

SingTel, Asia's leading communications group, is reaping the benefits of an international expansion strategy which has been successfully developed over the last 15 years. With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

SingTel Optus is a leading Australian integrated communications company. Since commencing operations in 1992, Optus has invested more than A$10 billion in the construction of fixed, mobile and satellite networks. Optus' mobile business unit has captured around one third of the total Australian GSM mobile market.

SingTel is a strategic investor in four of the region's most successful mobile operations. It has a 21.41 per cent stake in Advanced Info Service (AIS), Thailand's largest mobile operator. In India, it has a 30.48 per cent effective interest in Bharti, the country's largest GSM operator. One of SingTel's earliest investments in the region is Globe Telecom in the Philippines. Today, it has a 44.54 per cent stake in the company. SingTel has a 35 per cent stake in Indonesia's largest mobile operator, Telkomsel. It also has a 45 per cent equity stake in Pacific Bangladesh Telecom Limited (PBTL).

The SingTel Group had a turnover of S$13.14 billion (US$8.12 billion) and net profit after tax of S$4.16 billion (US$2.57 billion) for the year ended 31 March 2006. More information can be found @ www.singtel.com.

Ong Winn Nie

From: Lim Li Ching
Sent: Wednesday, February 07, 2007 12:32 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, February 07, 2007 12:32:24 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00021
Submission Date & Time :: 07-Feb-2007 12:31:46
Broadcast Date & Time :: 07-Feb-2007 12:32:24
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

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FACSIMILE

2/7/07 **Department:** **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 07/02/2007

TIME: 15:43:11

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

2/7/07 Record increase in subscribers

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Ong Winn Nie

From: ASX.Online@asx.com.au
Sent: Wednesday, February 07, 2007 12:43 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 422599.pdf

422599.pdf (148 KB)

ASX confirms the release to the market of Doc ID: 422599 as follows:
Release Time: 07-Feb-2007 15:43:06
ASX Code: SGT
File Name: 422599.pdf
Your Announcement Title: News Release - Record increase in subscribers sees SingTel

END